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                                                                  EXHIBIT (A)(8)


BUSINESS AND MEDICAL EDITORS:

                    SMT Health Services Inc. to be Acquired
                  By an Affiliate of Apollo Management, L.P.

    PITTSBURGH, June 24 /PRNewswire/ -- SMT Health Services Inc. (Nasdaq-NNM:
SHED) today announced that it has entered into a definitive agreement with Three Rivers Acquisition Corp., an affiliate of Apollo Management, L.P., whereby Three Rivers will acquire all the outstanding shares of SMT common stock for $11.75 per share through a cash tender offer to commence within five business days to be followed by a merger. The total transaction is valued at approximately $100 million including outstanding stock options and warrants and the assumption of debt. The tender offer and merger are not subject to financing but will be subject to customary conditions, including the tender of a majority of SMT's fully diluted shares and the obtaining of any necessary regulatory and third party approvals. The tender offer will be made pursuant to definitive documents to be filed with the Securities and Exchange Commission.

    Following the transaction, senior management of SMT, including Jeff D. Bergman, Chairman, President and Chief Executive Officer, and Daniel Dickman, Executive Vice President and Chief Operating Officer, will continue to manage the operations of SMT in their current positions.

    Under the terms of the agreement, which has been unanimously approved by the Board of Directors of SMT, SMT shareholders will receive $11.75 per SMT common share. In addition, management shareholders, owning in the aggregate approximately 15% of SMT's full-diluted shares, have entered into a stockholder agreement whereby they have agreed to sell their shares to Apollo in connection with the transaction.

    SMT provides diagnostic imaging services to health care providers. The company operates a fleet of 19 mobile Magnetic Resonance Imaging ("MRI") units and offers its services to customers in Pennsylvania, West Virginia, North Carolina, South Carolina, Virginia, Ohio and Kentucky.

    SMT's financial advisor in this transaction is Smith Barney, Inc. and its legal counsel is Buchanan Ingersoll Professional Corporation.

SOURCE  SMT Health Services
    -0-                              06/24/97
    /CONTACT: James K. White, Managing Director, Kehoe, White, Savage & Company, Inc., for SMT Health Services, 310-437-0655/
    (SHED)

CO:  SMT Health Services; Apollo Management, L.P.
ST: Kentucky, North Carolina, Ohio, Pennsylvania, South Carolina, Virginia, West Virginia
IN:  HEA MTC
SU:  TNM